Exhibit 99.1

Company Contacts:	Investor Relations Contacts:

Genetic Technologies Limited	Lippert/Heilshorn & Associates

Dr. Mervyn Jacobson	Kim Sutton Golodetz
Chief Executive Officer	kgolodetz@lhai.com

Tom Howitt	Lisa Lindberg
Chief Financial Officer	llindberg@lhai.com	212-838-3777

tom.howitt@gtg.com.au	Bruce Voss
Phone: +61-3-9415-1135	bvoss@lhai.com	310-691-7100

www.gtg.com.au	www.lhai.com

BREAKTHROUGH IN THE GENETIC BASIS OF DRUG ADDICTION

MELBOURNE, Australia - Tuesday, March 14, 2006 - Genetic Technologies Limited (“GTG”) (NASDAQ NM: GENE; ASX: GTG) is pleased to refer to a “breaking news” item released in London yesterday by BBC News. BBC reported a significant breakthrough had been made in understanding the genetic basis of cocaine addiction, quoting a scientific paper just published online by the prestigious Proceedings of the National Academy of Science (“PNAS”).

The report announced a genetic variation had been identified which could significantly increase the risk of an individual developing cocaine addiction or dependence. The discovery also validates the logic of a new basis for the design and use of novel drugs to treat cocaine abuse in the future.

The BBC article stated that this research was funded by the British Medical Research Council.

What is especially relevant to GTG stockholders is that this research was in fact co-funded by GTG, that the genetic variations identified by this project are non-coding, that new patents have just been filed on the relevance of these genetic variations to cocaine addition, and that GTG has secured world-wide exclusive rights to commercialize these new discoveries. Indeed, this whole project arose from the foresight of King’s College London, who took a license to the GTG non-coding patents in 2004.

This project is yet another example of the original GTG non-coding patents today spawning new research, new discoveries and new patents, and creating new opportunities for GTG into the future.

By way of further background information, the UN Office for Drug Control estimates the number of illegal drug users now exceeds 150 million worldwide. However, other studies suggest this is an under-estimate. Until now, the global pharmaceutical industry has not made treatment of substance abuse a priority. The current market is estimated to exceed US$1.1 billion, and is expected to grow to US$1.3 billion by 2008. Industry experts see this market as having great potential. It is also an area where fundamental patents are likely to prove extremely valuable, especially when combined with new genetic testing methods (genotyping), which will permit cheap and efficient whole genome scanning for susceptibility to cocaine addition.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

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Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia